                                                                      Exhibit 12


                       MERCK & CO., INC. AND SUBSIDIARIES

               Computation Of Ratios Of Earnings To Fixed Charges

                         (In millions except ratio data)



                                     Three Months
                                        Ended                                Years Ended December 31
                                       March 31      ----------------------------------------------------------------------
                                         2001           2000            1999           1998           1997           1996
                                         ----           ----            ----           ----           ----           ----
     Income Before Taxes              $ 2,367.5      $ 9,824.1       $ 8,619.5      $ 8,133.1      $ 6,462.3      $ 5,540.8

     Add:
      One-third of rents                   19.1           67.0            66.7           56.0           47.0           41.0
      Interest expense, net                86.1          361.9           236.4          150.6           98.2          103.2
      Preferred stock dividends            56.8          205.2           120.7           62.1           49.6           70.0
                                      ---------      ---------       ---------      ---------      ---------      ---------
       Earnings                       $ 2,529.5      $10,458.2       $ 9,043.3      $ 8,401.8      $ 6,657.1      $ 5,755.0
                                      =========      =========       =========      =========      =========      =========

     One-third of rents               $    19.1      $    67.0       $    66.7      $    56.0      $    47.0      $    41.0
     Interest expense                     110.7          484.4           316.9          205.6          129.5          138.6
     Preferred stock dividends             56.8          205.2           120.7           62.1           49.6           70.0
                                      ---------      ---------       ---------      ---------      ---------      ---------
       Fixed Charges                  $   186.6      $   756.6       $   504.3      $   323.7      $   226.1      $   249.6
                                      =========      =========       =========      =========      =========      =========

     Ratio of Earnings
      to Fixed Charges                       14             14              18             26             29             23
                                      =========      =========       =========      =========      =========      =========

For purposes of computing these ratios, "earnings" consist of income before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, net of amounts capitalized, and dividends on preferred stock of subsidiary companies. "Fixed charges" consist of one-third of rents, interest expense as reported in the Company's consolidated financial statements and dividends on preferred stock of subsidiary companies.